Exhibit 99.3

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2015

(UNAUDITED)

AVRUPA MINERALS LTD.

Contents

Page

Notice of No Auditor Review of Interim Financial Statements

3

Condensed Consolidated Interim Statements of Financial Position

4

Condensed Consolidated Interim Statements of Comprehensive Loss

5

Condensed Consolidated Interim Statements of Changes in Equity

6

Condensed Consolidated Interim Statements of Cash Flows

7

Notes to the Condensed Consolidated Interim Financial Statements

8 – 27

410 – 325 Howe Street, Vancouver, BC V6C 1Z7

T: (604) 687-3520

F: 1 (888) 889-4874     2

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

 (Presented in Canadian Dollars)

	Note	September 30, 2015	December 31, 2014
		(Unaudited )	(Audited)
Assets
Current assets
Cash		$ 549,725	$ 761,932
Restricted cash	5	115,101	299,305
Prepaid expenses and advances		165,040	240,602
Due from optionees	5	107,041	195,855
Receivables		334,026	44,451
Bank guarantees	13	148,762	139,678
		1,419,695	1,681,823
Non-current assets
Exploration and evaluation assets	5	1,479,204	1,479,204
Property, plant and equipment	4	65,820	74,658
		1,545,024	1,553,862

Total assets		$ 2,964,719	$ 3,235,685

Liabilities
Current liabilities
Funds held for optionees	5	$ 115,101	$ 299,305
Accounts payable and accrued liabilities		516,986	756,930
Due to related parties	7	55,949	53,301
		688,036	1,109,536
Equity
Share capital	6	6,172,356	5,633,560
Reserves	6	5,167,329	4,427,290
Deficit		(9,063,002)	(7,934,701)
		2,276,683	2,126,149

Total equity and liabilities		$ 2,964,719	$ 3,235,685

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 27, 2015. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014

Mineral exploration expenses
Mineral exploration expenses	5	$ 954,057	$ 1,385,334	$ 2,646,927	$ 3,539,984
Reimbursements from optionees	5	(707,201)	(1,314,347)	(2,110,716)	(3,313,338)
		(246,856)	(70,987)	(536,211)	(226,646)
General administrative expenses
Bank charges		3,089	3,183	9,853	9,026
Consulting		47,756	18,647	87,287	89,788
Depreciation		1,480	213	4,281	662
Insurance		-	2,300	4,600	6,900
Investor relations		63,992	55,020	114,170	148,611
Licenses, fees and taxes		211	-	211	-
Listing and filing fees		1,250	40	10,087	9,447
Office and administrative fees		(9,568)	5,749	6,278	15,851
Professional fees		52,769	45,020	122,814	170,704
Rent		7,484	5,863	18,746	15,335
Share-based payment		183,365	-	183,365	29,141
Telephone		-	170	-	1,088
Transfer agent fees		1,413	1,399	5,493	6,105
Travel		17,967	10,729	29,764	34,503
		(371,208)	(148,333)	(596,949)	(537,161)
Other items
Foreign exchange gain/(loss)		(13,035)	6,546	2,419	4,569
Interest income		972	1,771	2,115	7,437
Other income		325	22	325	200
Property investigation cost		-	(333)	-	(1,313)
		(11,738)	8,006	4,859	10,893

Net loss for the period		(629,802)	(211,314)	(1,128,301)	(752,914)
Exchange difference arising on the translation of foreign subsidiaries		48,478	(21,446)	39,828	(30,179)
Comprehensive loss for the period		$ (581,324)	$ (232,760)	$ (1,088,473)	$ (783,093)
Basic and diluted loss per share	8	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits				Total equity
						Exchange	Subtotal	Deficit

Balance as at December 31, 2013 (Audited)	38,543,571	$ 4,647,712	$3,278,495	$195,230	$ 575,936	$ 30,522	$ 4,080,183	$ (6,683,745)	$ 2,044,150
Share issues:
Shares issued for private placement	4,400,000	612,371	487,629	-	-	-	487,629	-	1,100,000
Share issue costs	-	(101,805)	-	34,534	-	-	34,534	-	(67,271)
Shares issued for warrants exercised	280,000	65,790	(23,790)	-	-	-	(23,790)	-	42,000
Shares issued for options exercised	150,000	28,030	-	-	(13,030)	-	(13,030)	-	15,000
Revaluation of extended warrants	-	(579,150)	579,150	-	-	-	579,150	-	-
Share-based payment	-	-	-	-	29,141	-	29,141	-	29,141
Comprehensive loss	-	-	-	-	-	(30,179)	(30,179)	(752,914)	(783,093)

Balance as at September 30, 2014 (Unaudited)	43,373,571	4,672,948	4,321,484	229,764	592,047	343	5,143,638	(7,436,659)	2,379,927
Share issues:
Shares issued for property license fees	515,560	128,890	-	-	-	-	-	-	128,890
Shares issued for warrants exercised	666,666	156,641	(56,641)	-	-	-	(56,641)	-	100,000
Revaluation of extended warrants	-	675,081	(675,081)	-	-	-	(675,081)	-	-
Comprehensive loss	-	-	-	-	-	15,374	15,374	(498,042)	(482,668)

Balance as at December 31, 2014 (Audited)	44,555,797	5,633,560	3,589,762	229,764	592,047	15,717	4,427,290	(7,934,701)	2,126,149
Shares issued for private placement	10,920,000	613,483	478,517	-	-	-	478,517	-	1,092,000
Share issue costs	-	(74,687)	-	38,329	-	-	38,329	-	(36,358)
Share-based payment	-	-	-	-	183,365	-	183,365	-	183,365
Comprehensive loss	-	-	-	-	-	39,828	39,828	(1,128,301)	(1,088,473)

Balance as at September 30, 2015 (Unaudited)	55,475,797	$ 6,172,356	$4,068,279	$268,093	$ 775,412	$ 55,545	$ 5,167,329	$ (9,063,002)	$ 2,276,683

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

(Unaudited)

		Nine months ended September 30
	Note	2015	2014

Cash flows from operating activities
Net loss for the period		$ (1,128,301)	$ (752,914)
Items not involving cash:
Depreciation		4,281	662
Mineral exploration expenses		11,141	12,991
Share-based payment		183,365	29,141
Changes in non-cash working capital items:
Receivables		(289,575)	(227,088)
Due from optionees		88,814	-
Bank guarantees		(9,084)	64,117
Prepaid expenses and advances		75,562	(63,755)
Accounts payable and accrued liabilities		(239,944)	377,935
Due to related parties		2,648	6,218
Funds held for optionees		(184,204)	18,731
Exchange difference arising on the translation of foreign subsidiaries		35,970	(29,888)

Net cash (used in) operating activities		(1,449,327)	(563,850)

Cash flows from investing activities
Purchase of property, plant and equipment		(2,726)	(44,539)

Net cash (used in) investing activities		(2,726)	(44,539)

Cash flows from financing activities
Proceeds from issuance of common shares		1,092,000	1,157,000
Share issue costs		(36,358)	(67,271)

Net cash provided by financing activities		1,055,642	1,089,729

Change in cash for the period		(396,411)	481,340
Cash, beginning of the period		1,061,237	1,079,658
Cash, end of the period		$ 664,826	$ 1,560,998

Cash comprised of:
Cash		$ 549,725	$ 901,763
Restricted Cash		115,101	659,235
		$ 664,826	$ 1,560,998
Supplementary information:
Interest received		$ 2,115	$ 7,437

Supplemental disclosure with respect to cash flows (Note 10)

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement on financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

BASIS OF PREPARATION

a)

Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS34”) using accounting policies consistent with the IFRS issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

b)

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

2.

BASIS OF PREPARATION (Continued)

c)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2015 reporting period.  The Company has not early adopted the following new and revised standard, amendment and interpretation that has been issued but is not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

The Company anticipates that the application of the above new and revised standard, amendment and interpretation will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statement for the year ended December 31, 2014.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2014. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine month period ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

4.

PROPERTY, PLANT AND EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2014	$ 69,975	$ 153,482	$ 20,249	$ 243,706
Additions during the year	45,964	21,899	660	68,523
Disposals during the year	(3,744)	-	-	(3,744)
Exchange adjustment	(2,946)	(6,462)	(853)	(10,261)
As at December 31, 2014	109,249	168,919	20,056	298,224
Additions during the period	543	2,183	-	2,726
Exchange adjustment	7,106	10,986	1,304	19,396
As at September 30, 2015	$ 116,898	$ 182,088	$ 21,360	$ 320,346

Accumulated depreciation
As at January 1, 2014	$ 50,129	$ 153,482	$ 13,354	$ 216,965
Depreciation for the year	18,026	763	1,570	20,359
Depreciation for the year related to disposals	(3,744)	-	-	(3,744)
Exchange adjustment	(2,888)	(6,495)	(631)	(10,014)
As at December 31, 2014	61,523	147,750	14,293	223,566
Depreciation for the period	11,052	3,286	1,084	15,422
Exchange adjustment	4,716	9,822	1,000	15,538
As at September 30, 2015	$ 77,291	$ 160,858	$ 16,377	$ 254,526

Net book value
As at January 1, 2014	$ 19,846	$ -	$ 6,895	$ 26,741
As at December 31, 2014	$ 47,726	$ 21,169	$ 5,763	$ 74,658
As at September 30, 2015	$ 39,607	$ 21,230	$ 4,983	$ 65,820

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal					Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Callinan Generative	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2015	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-	-
As of September 30, 2015	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the nine-month period ended September 30, 2015
Assaying	$ -	$ -	$ -	$ -	$ -	$ 183,522	$ -	$ -	$ -	$ 183,522
Concession fees and taxes	281	14,055	18,135	-	35,085	3,000	3,019	-	-	73,575
Depreciation	-	-	446	-	10,695	-	-	-	-	11,141
Drilling	-	-	-	-	-	943,772	-	-	-	943,772
Geological salaries and consulting	91,968	122,379	101,136	-	117,269	75,874	-	5,242	-	513,868
Geology work	-	-	-	976	-	415,733	-	-	41,239	457,948
Insurance	1,313	-	1,384	-	11,834	9,273	205	-	-	24,009
Legal and accounting	-	-	4	-	140	25,587	-	-	-	25,731
Office and administrative fees	14,894	1,096	7,910	366	26,848	49,776	2	-	15,536	116,428
Rent	21,772	6,319	14,958	-	44,251	9,881	-	-	8,032	105,213
Site costs	2,457	804	7,066	-	11,297	81,675	-	-	5,037	108,336
Travel	2,251	968	6,371	-	7,766	43,034	-	-	6,985	67,375
Trenching and road work	-	-	-	-	-	16,009	-	-	-	16,009
Reimbursements from optionee	-	(107,041)	(91,189)	(1,342)	-	(1,911,144)	-	-	-	(2,110,716)
	$ 134,936	$ 38,580	$ 66,221	$ -	$ 265,185	$ (54,008)	$ 3,226	$ 5,242	$ 76,829	$ 536,211
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ 290,774	$ 8,116	$ 10,846	$ -	$ 309,736
Concession fees and taxes	132,478	169,142	53,556	55	247,082	9,755	194,389	4	-	806,461
Depreciation	-	-	5,581	-	35,239	-	-	-	-	40,820
Drilling	-	-	-	-	-	1,223,697	-	-	-	1,223,697
Geological salaries and consulting	5,652,561	1,948,310	418,695	91,032	1,712,260	112,049	509,379	12,306	-	10,456,592
Geology work	-	-	-	32,377	-	811,539	402,515	193,998	41,239	1,481,668
Insurance	18,154	10,457	3,392	758	20,599	14,464	14,788	-	-	82,612
Legal and accounting	296	-	33	-	384	50,482	-	-	-	51,195
Office and administrative fees	183,300	22,271	22,028	5,068	99,027	65,111	16,182	5,255	15,536	433,778
Rent	299,837	29,288	42,621	3,187	175,745	25,531	44,992	-	8,032	629,233
Site costs	97,814	56,483	19,728	3,054	63,634	176,555	189,975	-	5,037	612,280
Travel	208,147	53,940	26,716	14,469	70,115	53,773	9,257	-	6,985	443,402
Trenching and road work	-	-	-	-	-	34,177	-	-	-	34,177
Reimbursements from optionee	(6,573,193)	(2,136,483)	(303,854)	(150,000)	(83,125)	(2,830,799)	-	-	-	(12,077,454)
	$ 19,394	$ 153,408	$288,496	$ -	$ 2,340,960	$ 37,108	$1,389,593	$222,409	$ 76,829	$ 4,528,197

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal							Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Alvito	Callinan Generative	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2014	$ 1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 143,155	$ -	$ -	$ 1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-
As of December 31, 2014	$ 1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 143,155	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the year ended December 31, 2014
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 107,252	$ -	$ 10,846	$ 118,098
Concession fees and taxes	30,679	37,285	25,949	3,668	5,134	55	34,216	(1,906)	(1,906)	2,054	2,249	3,668	-	141,145
Depreciation	8,088	-	-	-	3,107	-	3,263	-	-	-	-	-	-	14,458
Drilling	-	-	-	-	-	-	-	-	-	-	279,925	-	-	279,925
Geological salaries and consulting	157,049	1,988,160	690,958	-	195,244	85,498	18,331	-	4,039	-	6,636	2,658	-	3,148,573
Geology work	-	-	-	-	-	31,401	-	-	-	-	382,799	4,039	-	418,239
Insurance	2,224	11,046	8,176	-	1,213	758	1,367	73	73	-	4,033	130	-	29,093
Legal and accounting	95	-	-	-	29	-	62	-	-	-	24,895	-	-	25,081
Office and administrative fees	18,025	64,982	4,172	261	8,511	4,600	12,061	-	40	-	13,016	2	-	125,670
Rent	37,167	99,886	11,267	-	19,142	3,187	20,661	-	-	-	11,878	-	-	203,188
Site costs	6,316	22,889	16,378	-	8,388	2,912	5,128	-	59	-	58,256	-	-	120,326
Travel	2,136	55,103	12,910	-	11,523	14,401	5,345	-	359	-	10,548	359	-	112,684
Trenching and road work	-	-	-	-	-	-	-	-	-	-	18,168	-	-	18,168
Advances from optionee	-	(2,279,351)	(769,369)	(299)	(183,292)	(114,904)	-	-	-	-	(919,655)	-	-	(4,266,870)
	$ 261,779	$ -	$ 441	$ 3,630	$ 68,999	$ 27,908	$ 100,434	$ (1,833)	$ 2,664	$ 2,054	$ -	$ 10,856	$ 10,846	$ 487,778
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ 107,252	$ 1,255	$ 10,846	$ 126,214
Concession fees and taxes	98,347	132,197	155,087	26,531	35,421	55	87,119	76,597	79,309	10,044	6,755	25,420	4	732,886
Depreciation	10,152	-	-	1,041	5,135	-	13,351	-	-	-	-	-	-	29,679
Drilling	-	-	-	-	-	-	-	-	-	-	279,925	-	-	279,925
Geological salaries and consulting	967,059	5,560,593	1,825,931	112,677	317,559	91,032	515,255	65,963	161,565	75,875	36,175	205,976	7,064	9,942,724
Geology work	-	-	-	-	-	31,401	-	52,790	97,813	55,733	395,806	196,179	193,998	1,023,720
Insurance	3,034	16,841	10,457	408	2,008	758	5,323	1,908	4,383	1,986	5,191	6,306	-	58,603
Legal and accounting	110	296	-	-	29	-	134	-	-	-	24,895	-	-	25,464
Office and administrative fees	32,137	168,406	21,175	3,113	14,118	4,702	36,929	493	4,998	3,266	15,335	7,423	5,255	317,350
Rent	63,705	278,065	22,969	4,748	27,663	3,187	63,041	2,199	12,943	8,546	15,650	21,304	-	524,020
Site costs	30,361	95,357	55,679	1,817	12,662	3,054	20,159	27,206	123,867	10,154	94,880	28,748	-	503,944
Travel	33,973	205,896	52,972	5,126	20,345	14,469	23,250	-	2,841	2,413	10,739	4,003	-	376,027
Trenching and road work	-	-	-	-	-	-	-	-	-	-	18,168	-	-	18,168
Advances from optionee	-	(6,573,193)	(2,029,442)	(83,125)	(212,665)	(148,658)	-	-	-	-	(919,655)	-	-	(9,966,738)
	$ 1,238,878	$ (115,542)	$ 114,828	$ 72,336	$222,275	$ -	$ 764,561	$ 230,448	$ 491,288	$168,017	$ 91,116	$496,614	$217,167	$ 3,991,986

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA, holds six exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

•

Alvalade

•

Covas

•

Alvito

•

Marateca

•

Santa Margarida do Sado

•

Mertola

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% Net Smelter Return (“NSR”), payable to the government of Portugal.

Alvalade:

The Company first entered into a Joint Venture agreement with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project in 2011 and on January 27, 2015, the two parties signed a second amended Joint Venture agreement, which allows for more interim funding by Antofagasta, an expanded time frame in which to get a feasibility study decision, and a means for the Company to be carried to production, if there is a production decision to be made for the project.

On August 31, 2015, the Company signed an agreement with Colt Resources Inc. (“Colt”) and Antofagasta, whereby Colt purchased Antofagasta’s 60% interest in the Alvalade property.  With the assignment agreement, Colt is the optionee partner with the Company under the existing earn-in agreement which was last amended in January 2015.  Colt can earn up to 80% of the JV through a combination of exploration expenditures, completion of a feasibility study, and generation of a mine development decision by the end of the year 2023 as follows:

•

To earn a further 2.5% of the JV (for an aggregate total of 62.5%), Colt must fund US$1.75 million by December 31, 2015 (Option 3 Year 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 65%), Colt must fund US$1.75 million by December 31, 2016 (Option 3 Year 2).

•

To earn a further 2.5% of the JV (for an aggregate total of 67.5%), Colt must fund US$1.75 million by December 31, 2017 (Option 4 Year 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 70%), Colt must fund US$1.75 million by December 31, 2018 (Option 4 Year 2).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Colt must fund US$25 million in exploration by December 31, 2022 with an option to partially earn in 1% for every US$5 million spent (Option 5).

•

If Option 5 expenditures are not sufficient to fund a Feasibility Study, Colt will fund 100% of additional exploration but will be reimbursed for the Company’s proportionate share (being 25% of Work Programs and Budgets) following the commencement of commercial production (Feasibility Study Phase).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Colt must have completed a Feasibility Study, funded 100% of all work programs during this phase and make a Development Decision within one year of the date of delivery of the Feasibility Study (Option 6).

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Alvalade: (Continued)

•

Colt will carry the Company through to production, and the Company will repay Colt from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

Subsequently, Colt forwarded a total of $144,371 (€98,702 or US$109,973) for the Alvalade property.

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 (spent) by March 20, 2014

On May 7, 2014, the Company and Blackheath signed an amended Joint Venture agreement. The amended agreement carries the following terms (in summary):

•

To earn 51% of the joint venture (“JV”), Blackheath must spend €300,000 on exploration by March 20, 2013 (completed).

•

To earn a further 19% of the JV (for an aggregate total of 70%), Blackheath must fund €700,000 on exploration by March 20, 2014 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Blackheath must fund €320,000 on exploration by March 20, 2015 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016.

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

As of September 30, 2015, Blackheath had forwarded a total $2,029,442 (€1,483,996) for the Covas property. The Company incurred an additional amount of $107,041 (€71,595) as of September 30, 2015 which will be reimbursed by Blackheath.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Alvito:

On June 17, 2015, the Company signed an agreement to option out the Alvito IOCG Project to Lowell Copper Ltd. (“Lowell”). The agreement carries the following terms (in summary):

•

To earn 51% interest, Lowell must spend US$300,000 on exploration and issue 50,000 common shares to the Company by June 17, 2016 and an additional US$1.1 million and 50,000 common shares by June 17, 2017 (Year 1 – Year 2).

•

To earn a further 14% interest (for an aggregate total of 65%), Lowell must fund US$3 million on exploration by June 17, 2020 and issue 50,000 common shares each year (Year 3 – Year 5).

•

To earn a further 15% interest (for an aggregate total of 80%), Lowell must complete a Pre-Feasibility Study by June 17, 2023 (Year 6 – Year 8).

As of September 30, 2015, Lowell had forwarded a total $201,407 (€136,819) for the Alvito property.  The Company held $110,914 (€74,185) on behalf of Lowell to be spent on the Alvito property, which is recorded as restricted cash and subsequently spent on the Alvito property.

Subsequently, Lowell terminated the agreement.

Previously, on November 20, 2013, the Company received $150,000 in funding from Callinan Royalties Corporation (“Callinan”) (now Altius Minerals Corporation) to fund exploration at the Alvito license to better attract potential joint venture partners in exchange for a 1.5% NSR royalty.  The project is designated as an “Alliance Property” under the Exploration Alliance Agreement between the Company and Callinan (see Callinan Generative below).  Callinan had forwarded a total $150,000 (€103,609) for the Alvito property.  On March 10, 2015, Callinan terminated the Agreement and retains the 1.5% NSR royalty.

Similarly, on October 22, 2014, the Company and a third party signed an exclusivity agreement (the “Agreement”) which called for the third party to fund various work programs during a two-stage review period.  The third party would fund for stage 1 work program of up to US$61,500 with the Company providing a technical report by January 20, 2015. Within 30 days of receipt of the report, the third party could proceed to commercial negotiations toward a potential transaction; or fund the stage 2 work program; or terminate the Agreement.  The third party had forwarded a total $63,361 (US$55,538) for the Alvito property. On February 5, 2015, the third party terminated the Agreement.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Callinan Generative:

On October 3, 2013, the Company and Callinan signed a three-year Generative Exploration Alliance Agreement (the “Agreement”) which called for Callinan to fund $150,000 of generative exploration in Portugal during the first year of the Agreement and, at Callinan’s option, to fund up to $100,000 in each of the two subsequent years.  In return for such funding, the Company would grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funded an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects.  If the Company determined that further value could be generated for the new project after spending the additional $150,000, Callinan had the option to contribute subsequent funding with the Company on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Callinan also had the option to fund additional exploration on the Company’s existing mineral properties, if proposed by the Company, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects (the “Alliance Property”).

Callinan had forwarded a total $150,000 (€106,114) for the Callinan Generative exploration project.

On March 10, 2015, Callinan terminated the Agreement.

Kosovo

The Company, through its 100% holding in Innomatik, holds two exploration licenses in Kosovo:

•

Slivovo

•

Metovit

The Slivovo license was issued during 2012.  The license carries a work commitment, and there is a 5% NSR payable to the government of Kosovo attached to the Slivovo license. Kamenica license was dropped but replaced by the Metovit application.

Slivovo:

On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut International Limited (“Byrnecut”).  Under the Earn-In Agreement, Byrnecut has the option to earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015 (completed by April 2015), of which €360,000 is a firm commitment to be spent by October 10, 2014.  Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016 (completed in September 2015).  Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017.

As of September 30, 2015, Byrnecut had forwarded a total $2,834,986 (€2,000,000) for the Slivovo property.  The Company held $4,187 on behalf of Byrnecut to be spent on the Slivovo property, which is recorded as restricted cash.

Byrnecut and the Company set up a joint-venture entity known as Peshter Mining JSC to reflect the 75:25 ownership and had transferred the license into Peshter Mining JSC.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Germany

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 on exploration to gain an 85% interest in the Oelsnitz Exploration License, which was issued to Beak on January 12, 2012.  There is no royalty attached to the license. Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property. As of September 30, 2015, the Company had spent $222,409 (€172,748) on the Oelsnitz property. The Company has completed its 85% earn-in and is working with Beak to set up the joint-venture entity.

	September 30, 2015	December 31, 2014
	(Unaudited )	(Audited)
Restricted cash & Funds held for optionees
Alvito - Callinan	$ -	$ 696
Alvito - Lowell	110,914	-
Generattive Exploration Alliance - Callinan	-	1,342
Byrnecut - Slivovo	4,187	297,267
	$ 115,101	$ 299,305

Due from optionees
Alvalade - Antofagasta	$ -	$ 45,942
Covas - Blackheath	107,041	110,208
Alvito - optionee	-	39,705
	$ 107,041	$ 195,855

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES

(a)

Authorized:

At September 30, 2015, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Share issuances:

i.

During the year ended December 31, 2014, the Company issued common shares pursuant to the exercise of 150,000 stock options for cash proceeds of $15,000 and the exercise of 946,666 warrants for cash proceeds of $142,000.

ii.

On August 22, 2014, the Company completed a non-brokered private placement issuing 4,400,000 units at a price of $0.25 per unit for gross proceeds of $1,100,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.40 for a period of 36 months. The warrants were ascribed a value of $487,629.

A total of $27,250 cash finder’s fee was paid and 152,600 finder’s options were issued as part of the financing. In addition, another $40,021 was included in share issue costs.  Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.25 for a period of 36 months. The finder’s options were ascribed a value of $34,534.  Insiders participated in the offering for a total of 735,000 units.

iii.

On December 17, 2014, a total of 515,560 common shares of the Company at a fair value of $128,890 were issued to make the payment of two Kosovo licenses. The agreed-upon payment equivalent to €50,000 in cash or shares per license.

iv.

On July 14, 2015, the Company completed a non-brokered private placement issuing 10,920,000 units at a price of $0.10 per unit for gross proceeds of $1,092,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 for a period of 36 months.  The warrants were ascribed a value of $478,517.

468,000 finder’s options were issued as part of the financing. Each finder’s option can be converted into a share with the same term as the financing at a price of $0.10 for a period of 36 months. The finder’s options were ascribed a value of $38,329.  In addition, $36,358 was included in share issue costs.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES (Continued)

(c)

Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the nine months ended September 30, 2015 are summarized as follows:

	Exercise	December 31,			Expired/	September 30,
Expiry date	price	2014	Granted	Exercised	cancelled	2015
July 8, 2015	$0.35	770,000	-	-	(770,000)	-
July 15, 2015	$0.35	10,000	-	-	(10,000)	-
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	755,000	-	-	(30,000)	725,000
July 15, 2017	$0.10	-	300,000	-	-	300,000
October 16, 2018	$0.10	1,400,000	-	-	(40,000)	1,360,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	-	2,015,000	-	-	2,015,000
Options outstanding		3,235,000	2,315,000	-	(850,000)	4,700,000
Options exercisable		3,235,000	2,315,000	-	(850,000)	4,700,000
Weighted average exercise price		$0.22	$0.10	$Nil	$0.34	$0.14

As of September 30, 2015, the weighted average contractual remaining life is 3.46 years (December 31, 2014 – 2.62 years).

Stock options transactions and the number of stock options for the year ended December 31, 2014 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2013	Granted	Exercised	cancelled	2014
July 8, 2015	$0.35	820,000	-	-	(50,000)	770,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	775,000	-	-	(20,000)	755,000
October 16, 2018	$0.10	1,550,000	-	(150,000)	-	1,400,000
March 3, 2019	$0.165		200,000	-	-	200,000
Options outstanding		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Options exercisable		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Weighted average exercise price		$0.22	$0.165	$0.10	$0.34	$0.22

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES (Continued)

(c)

Share Purchase Option Compensation Plan: (Continued)

The weighted average assumptions used to estimate the fair value of options for the nine months ended September 30, 2015 and 2014 were:

	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Risk-free interest rate	1.47%	1.60%
Expected life	5 years	5 years
Expected volatility	149.93%	138.42%
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)

Finder’s Options:

The continuity of finder’s options for the nine months ended September 30, 2015 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2014	Issued	Exercised	Expired	2015
October 4, 2015(1)	$0.15	545,500	-	-	-	545,500
September 24, 2016(2)	$0.10	148,800	-	-	-	148,800
August 22, 2017(3)	$0.25	152,600	-	-	-	152,600
July 14, 2018	$0.10	-	468,000	-	-	468,000
Outstanding		846,900	468,000	-	-	1,314,900
Weighted average exercise price		$0.16	$0.10	$Nil	$Nil	$0.14

(1)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until October 4, 2015 at $0.25 and subsequently expired on October 4, 2015.

(2)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until September 24, 2016 at $0.15.

(3)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES (Continued)

(d)

Finder’s Options: (Continued)

As of September 30, 2015, the weighted average contractual remaining life is 1.33 years (December 31, 2014 – 1.27 years).

The continuity of finder’s options for the year ended December 31, 2014 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2013	Issued	Exercised	Expired	2014
March 28, 2014	$0.30	183,913	-	-	(183,913)	-
October 4, 2015(1)	$0.15	545,500	-	-	-	545,500
September 24, 2016(2)	$0.10	148,800	-	-	-	148,800
August 22, 2017(3)	$0.25	-	152,600	-	-	152,600
Outstanding		878,213	152,600	-	(183,913)	846,900
Weighted average exercise price		$0.17	$0.25	$Nil	$0.30	$0.16

(1)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until October 4, 2015 at $0.25 and subsequently expired on October 4, 2015.

(2)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until September 24, 2016 at $0.15.

(3)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40.

The weighted average assumptions used to estimate the fair value of finder’s options for the nine months ended September 30, 2015 and 2014 were:

	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Risk-free interest rate	1.00%	1.11%
Expected life	3 years	3 years
Expected volatility	153.46%	158.03%
Expected dividend yield	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

6.

CAPITAL AND RESERVES (Continued)

(e)

Warrants:

The continuity of warrants for the nine months ended September 30, 2015 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2014	Issued	Exercised	Expired	2015
September 24, 2016	$0.15	5,720,000	-	-	-	5,720,000
October 15, 2016	$0.15	2,833,334	-	-	-	2,833,334
March 28, 2017	$0.40	4,000,000	-	-	-	4,000,000
August 22, 2017	$0.40	4,400,000	-	-	-	4,400,000
October 4, 2017*	$0.25	7,990,000	-	-	-	7,990,000
July 14, 2018	$0.15	-	10,920,000			10,920,000
Outstanding		24,943,334	10,920,000	-	-	35,863,334
Weighted average exercise price		$0.27	$0.15	$Nil	$Nil	$0.23

*The Company extended the expiry date of 7,990,000 share purchase warrants with an exercise price of $0.25 from October 4, 2015 to October 4, 2017.

As of September 30, 2015, the weighted average contractual life is 1.94 years (December 31, 2014 – 1.67 years).

The continuity of warrants for the year ended December 31, 2014 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2013	Issued	Exercised	Expired	2014
October 4, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016	$0.15	6,000,000	-	(280,000)	-	5,720,000
October 15, 2016	$0.15	3,500,000	-	(666,666)	-	2,833,334
March 28, 2017*	$0.40	4,000,000	-	-	-	4,000,000
August 22, 2017	$0.40	-	4,400,000	-	-	4,400,000
Outstanding		21,490,000	4,400,000	(946,666)	-	24,943,334
Weighted average exercise price		$0.23	$0.40	$0.15	$Nil	$0.27

* On November 21, 2014, the Company extended the expiry date of 4,000,000 outstanding common share purchase warrants to March 28, 2017. The warrants were issued in March 2012, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.40. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 1.09%, no dividend yield, average expected life of 27 months and an expected price volatility of 160.63%. As a result, $95,931 was reallocated from fair value of warrants to share capital.

The weighted average assumptions used to estimate the fair value of warrants for the nine months ended September 30, 2015 and 2014 were:

	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Risk-free interest rate	1.00%	1.12%
Expected life	3 years	1.93 year
Expected volatility	153.46%	169.08%
Expected dividend yield	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

7.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended September 30, 2015

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$175,365	$Nil	$Nil	$Nil	$37,916	$31,850	$245,131
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$20,475	$20,475

For the nine months ended September 30, 2014

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$149,785	$Nil	$Nil	$Nil	$40,047	$Nil	$189,832
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

7.

RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party liabilities

Nine months ended
	Services	September 30, 2015	September 30, 2014	As at	As at
				September 30, 2015	December 31, 2014
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 202,525	$ 153,600	$ 25,462	$ 27,562
Paul W. Kuhn	Consulting and housing allowance and share-based payment	$ 245,131	$ 189,832	$ 8,511	$ 5,105
Paul L. Nelles (b)	Salaries and share-based payment	$ 88,103	$ 46,473	$ Nil	$ Nil
Michael Diehl (b)	Salaries and share-based payment	$ 46,741	$ 95,328	$ Nil	$ Nil
Mineralia (c)	Consulting	$ 189,037	$ 196,207	21,976	20,634
TOTAL:		$ 771,537	$ 681,440	$ 55,949	$ 53,301

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles is a director of Innomatik while Michael Diehl was the former exploration manager of Innomatik. In February 2015, Mr. Diehl ceased to be the exploration manager of Innomatik. Commencing April 1, 2014, Mr. Nelles’ and Mr Diehl’s amounts were paid with Byrnecut’s funding for Slivovo.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

8.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the nine months ended September 30, 2015 was based on the loss attributable to common shareholders of $1,128,301 (September 30, 2014 – $752,914) and a weighted average number of common shares outstanding of 47,675,797 (September 30, 2013 – 39,478,736).

Diluted loss per share did not include the effect of 4,700,000 share purchase options, 1,314,900 finder’s options and 35,863,334 warrants for the nine months ended September 30, 2015 (September 30, 2014 – 3,235,000 share purchase options, 846,900 finder’s options and 25,610,000 warrants) as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

9.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, receivables, due from optionees, accounts payables and accrued liabilities, and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at September 30, 2015, the Company had cash of $549,725 (December 31, 2014 - $761,932) and due from optionees of $107,041 (December 31, 2014 - $195,855) to settle current liabilities, net of funds held for optionees, of $572,935 (December 31, 2014 - $810,231).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $3,100.

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

9.

FINANCIAL INSTRUMENTS (Continued)

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $319,901 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $24,942.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at September 30, 2015 and December 31, 2014.

As at September 30, 2015	Level 1	Level 2	Level 3	Total
Assets:
Cash	$549,725	$-	$-	$549,725
Restricted cash	115,101	-	-	115,101
	$664,826	$-	$-	$664,826

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Assets:
Cash	$761,932	$-	$-	$761,932
Restricted cash	299,305	-	-	299,305
	$1,061,237	$-	$-	$1,061,237

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the nine months ended September 30, 2015 were as follows:

(b)

$11,141 (2014 - $12,991) in mineral exploration expenses was related to depreciation;

•

$Nil (2014 - $36,820) was reclassified from equity reserves to share capital pursuant to the exercise of warrants and stock options;

•

$Nil (2014 - $579,150) was reclassified from share capital to equity reserves pursuant to the revaluation of extended warrants;

•

$38,329 (2014 - $34,534) in share issue costs related to the issue of finder’s options pursuant to the private placement financing completed.

11.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital (see Note 6).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENDSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(Presented in Canadian Dollars)

(Unaudited)

12.

SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	September 30, 2015	December 31, 2014
Non-current assets
Portugal	$ 1,378,196	$ 1,386,250
Kosovo	166,828	167,612
	$ 1,545,024	$ 1,553,862

	Nine months ended
	September 30, 2015	September 30, 2014
Mineral exploration expenses
Portugal	$ 704,494	$ 3,165,416
Kosovo	1,860,362	374,568
Germany	5,242	-
Others	76,829	-
	$ 2,646,927	$ 3,539,984

13.

BANK GUARANTEES

As of September 30, 2015, the Company had a total of €99,500 ($148,762) (December 31, 2014: €99,500 ($139,678)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.